FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206847-01

SUPPLEMENT
(To Preliminary Prospectus Dated February 5, 2016)

$813,496,000 (Approximate)

Morgan Stanley Bank of America Merrill Lynch Trust 2016-C28
(Central Index Key Number 0001665081)

as Issuing Entity

Banc of America Merrill Lynch Commercial Mortgage Inc.
(Central Index Key Number 0001005007)

as Depositor

Bank of America, National Association
(Central Index Key Number 0001102113)

Morgan Stanley Mortgage Capital Holdings LLC
(Central Index Key Number 0001541557)

CIBC Inc.
(Central Index Key Number 0001548567)

Starwood Mortgage Funding III LLC
(Central Index Key Number 0001548405)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2016-C28

This is a supplement to the preliminary prospectus dated February 5, 2016 (the “Preliminary Prospectus”). Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	The references to “Rating Agency Communication” in clause (ii) at the end of each paragraph under the heading “Pooling and Servicing Agreement—Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions” is replaced with “Rating Agency Confirmation”.
Accordingly, clause (ii) at the end of the first paragraph under such heading will now read as follows:

(ii) with respect to any Mortgage Loan (x) with an unpaid principal balance greater than or equal to $35,000,000, (y) with an unpaid principal balance greater than or equal to 5% of the aggregated unpaid principal balance of the Mortgage Loans then outstanding or (z) together with all other Mortgage Loans with which it is cross-collateralized or cross-defaulted or together with all other Mortgage Loans with the same mortgagor (or an affiliate thereof), that is one (1) of the ten (10) largest Mortgage Loans outstanding (by unpaid principal balance), the master servicer or the special servicer, as the case may be, prior to consenting to any action, must obtain a Rating Agency Confirmation from each Rating Agency and, to the extent required under the PSA, any Companion Loan Rating Agency (provided that no such Rating Agency Confirmation will be required to be obtained if the applicable Mortgage Loan has an unpaid principal balance of less than $5,000,000).

Accordingly, clause (ii) at the end of the second paragraph under such heading will now read as follows:

(ii) with respect to any Mortgage Loan (either alone or, if applicable, with other related Mortgage Loans) that exceeds specified size thresholds (either actual or relative), or that fails to satisfy certain other applicable conditions imposed by the Rating Agencies, the master servicer or the special servicer, as

BofA MERRILL LYNCH	MORGAN STANLEY

Co-Lead Bookrunning Manager CIBC World Markets	Co-Lead Bookrunning Manager Drexel Hamilton
Co-Manager	Co-Manager

The date of this Supplement is February 9, 2016.

the case may be, prior to consenting to any action, must obtain a Rating Agency Confirmation from each Rating Agency and, to the extent required under the PSA, any Companion Loan Rating Agency.

2.	The definition of “Qualified Substitute Mortgage Loan” is changed to add the following to the end of such definition:

“provided that no Mortgage Loan may have a maturity date after the date three (3) years prior to the Rated Final Distribution Date, and provided, further, that no such Mortgage Loan may be substituted for a removed Mortgage Loan unless a Rating Agency Confirmation has been provided to each Rating Agency, and provided, further, that, so long as a Control Termination Event has not occurred and is not continuing and the affected Mortgage Loan is not an Excluded Loan, no such Mortgage Loan may be substituted for a removed Mortgage Loan unless the Directing Certificateholder has approved of such substitution (provided, that such approval of the Directing Certificateholder may not be unreasonably withheld), and provided, further, that, no Mortgage Loan may be replaced by more than one substituted mortgage loan”

3.	The definition of “Rating Agency Confirmation” is replaced in its entirety by the following:

“As used above, “Rating Agency Confirmation” means, with respect to any matter, confirmation in writing (which may be in any format that is consistent with the policies, procedures or guidelines of the applicable Rating Agency at the time such Rating Agency Confirmation is sought, including, without limitation, by way of electronic communication, press release (provided such press release has been posted to the 17g-5 Information Provider’s website) or any other written communication and need not be directed or addressed to any party to the PSA) by each applicable Rating Agency that a proposed action, failure to act or other event described in this prospectus will not in and of itself result in the downgrade, withdrawal or qualification of the then-current rating assigned to any Class of Certificates if then rated by such Rating Agency which Rating Agency Confirmation may be obtained or deemed not to apply as described In this prospectus; provided, that a written waiver or acknowledgment from a Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from such Rating Agency with respect to such matter and the master servicer, the special servicer, the certificate administrator or the trustee, as applicable, may proceed with the contemplated action(s) as if it had received the Rating Agency Confirmation. At any time during which no Certificates are rated by a Rating Agency, a Rating Agency Confirmation will not be required from that Rating Agency.”

4.	The fourth paragraph under the heading “Material Federal Income Tax Considerations” is replaced in its entirety by the following:

“In addition, in the opinion of Cadwalader, Wickersham & Taft LLP, special tax counsel to the depositor, (i) the portions of the trust consisting of (a) the Class E-1 and Class E-2 Trust Components (and the related amounts in the Class E Distribution Account), (b) the Class F-1 and Class F-2 Trust Components (and the related amounts in the Class F Distribution Account), (c) the Class G-1 and Class G-2 Trust Components (and the related amounts in the Class G Distribution Account) and (d) the Class H-1 and Class H-2 Trust Components (and the related amounts in the Class H Distribution Account), will be treated as a grantor trust (the “Grantor Trust”) for federal income tax purposes under subpart E, part I of subchapter J of the Code, (ii) the Class E-1, Class E-2, Class E, Class EF and Class EFG certificates will represent undivided beneficial interests in the portion of the Grantor Trust described in clause (i)(a) above, (iii) the Class F-1, Class F-2, Class F, Class EF and Class EFG certificates will represent undivided beneficial interests in the portion of the Grantor Trust described in clause (i)(b) above, (iv) the Class G-1, Class G-2, Class G and Class EFG certificates will represent undivided beneficial interests in the portion of the Grantor Trust described in clause (i)(c) above, and (v) the Class H-1, Class H-2 and Class H certificates will represent undivided beneficial interests in the portion of the Grantor Trust described in clause (i)(d) above.”